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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIXCENTER, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4502 Ditmars Blvd #515
(No. and Street)

Astoria	NY	11105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zissis Perdikis (917) 862-5536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

FixCenter, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

FixCenter, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Registered Public Accounting Firm's Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Zissis Perdikis, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to FixCenter, LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

STATE of N.Y.
County of QNS. City of NY
Sworn to before me on FEB 15, 18
personally Perdikis, Zissis NYS # 714616597

Notary Public

THALIA MOSHAKOS
Notary Public, State of New York
No. 01MO6175393
Qualified in Queens County
Certificate Filed in New York County
Commission Expires October 9, 2019

FixCenter, LLC
Index
December 31, 2017



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FixCenter, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FixCenter, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as FixCenter, LLC's auditor since 2013.

New York, NY

February 13, 2018

FixCenter, LLC

Statement of Financial Condition
December 31, 2017

Assets
Cash $ 49,899

Liabilities and Member's Equity
Accrued expenses $ 2,640

Member's equity $ 47,259

      Total liabilities and member's equity $ 49,899

FixCenter, LLC

Notes to Statement of Financial Condition
December 31, 2017

1. **Nature of Operations**

   FixCenter, LLC (the "Company"), a wholly-owned subsidiary of FixCenter Holdings, LLC is a New York limited liability company. It is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's operations consist primarily of developing and providing an electronic trading platform to be utilized for fixed income trading by third party broker dealers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

   As of December 31, 2017, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $47,300 which was approximately $42,300 in excess of its required net capital of $5,000.

The Company does not handle cash or securities on behalf of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

4. **Going Concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital it has been able to rely upon its parent to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for the next year should that become necessary.